Exhibit 99.1

Engine Media Holdings, Inc. to Participate in Canaccord Genuity’s 41st Annual Growth Conference

NEW YORK, August 9, 2021 — Engine Media Holdings, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), a gaming and next-generation media solutions company, today announced that its Executive Chairman, Tom Rogers and CEO, Lou Schwartz will participate in Canaccord Genuity’s 41st Annual Growth Conference. Engine provides sports and esports gaming experiences, along with media solutions focused on influencer marketing, gaming, data/analytics, and programmatic advertising.

Mr. Rogers and Mr. Schwartz will be available for meetings on Tuesday, August 10 – Thursday, August 12 from 8:15 AM ET to 5:15 PM ET each day. For further information or to schedule a meeting with management, please contact your Canaccord Genuity representative.

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). The organization is focused on developing premium consumer experiences and unparalleled technology and content solutions for partners in the esports, news and gaming industry. The company’s subsidiaries include Stream Hatchet; the global leader in gaming video distribution analytics; Eden Games , a premium video game developer and publisher with numerous console and mobile gaming franchises; WinView Games, an industry innovator in audience second screen play-along gaming during live events; UMG, an end-to-end competitive esports platform enabling the professional and amateur esports community with tournaments, matches and award nominating content; and Frankly Media, a digital publishing platform empowering broadcasters to create, distribute and monetize content across all channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships. To date, the combined companies’ clients have included more than 1,200 television, print and radio brands, dozens of gaming and technology companies, and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology services.

For Further Information:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869